January 26, 2026

Melissa N. Schaeffer
Executive Vice President and Chief Financial Officer
Air Products & Chemicals, Inc.
1940 Air Products Boulevard
Allentown, Pennsylvania 18106-5500

       Re: Air Products & Chemicals, Inc.
           Form 10-K for Fiscal Year Ended September 30, 2025
           Filed November 20, 2025
           File No. 001-04534
Dear Melissa N. Schaeffer:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2025
24. Income Taxes
Effective Tax Rate, page 136

1. We note that you attributed a (49.0)% income tax benefit to the business and asset actions in the effective tax rate reconciliation. We further note your statement that the tax benefit from the $3.7 billion pre-tax charges for business and asset actions is $695.2 million. Please provide us with a reconciliation of the tax benefit included in the effective tax rate reconciliation and the stated tax benefit with those costs. Please also consider the need to provide enhanced disclosures explaining the components of the business and asset actions line item in the effective tax rate reconciliation.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tracey Houser at 202-551-3736 or Nudrat Salik at 202-551-3692 if you
have questions regarding comments on the financial statements and related matters.
 January 26, 2026
Page 2



                   Sincerely,

                   Division of Corporation Finance
                   Office of Industrial Applications and
                   Services